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Filed by Agnico-Eagle Mines Limited
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Filing Company: Agnico-Eagle Mines Limited
Commission File No. 001-13422
Date: September 26, 2005

NEWS RELEASE

Stock Symbols:	AEM (NYSE) AGE (TSX)	For further information: David Smith; Director, Investor Relations (416) 947-1212

For Immediate Release

Not for distribution to news wire services or for dissemination in Australia or Japan. The
Offer is not being made to persons whose participation requires further prospectuses, filings or other measures in addition to those required under Swedish and U.S. law.

AGNICO-EAGLE TO TAKE UP SHARES AT END OF RIDDARHYTTAN BID
EXTENSION TO OCTOBER 11, 2005; AMENDS MINIMUM CONDITION TO 50.1%

Toronto, Canada (September 26, 2005) — Agnico-Eagle Mines Limited ("Agnico-Eagle") announced today that its offer to acquire all the outstanding shares of Riddarhyttan Resources AB (publ) ("Riddarhyttan") has been further extended to 4:00 p.m. CET (10:00 a.m. EDT) on October 11, 2005. Agnico-Eagle hereby modifies the condition of the offer that it become the owner of more than 90% of the outstanding Riddarhyttan shares on a fully diluted basis to make the offer conditional upon Agnico-Eagle becoming the owner of at least 50.1% of the outstanding Riddarhyttan shares on a fully diluted basis.

        The offer remains subject to the other terms and conditions set out in the offer document mailed to the shareholders of Riddarhyttan on August 8, 2005 and is open for acceptances and withdrawals during the extended acceptance period. Assuming all conditions to the offer, as modified by this press release, continue to be satisfied, Agnico-Eagle will take up all the Riddarhyttan shares tendered to the offer at the end of this extension period.

        "Once Agnico-Eagle owns a majority of Riddarhyttan, we intend to cause Riddarhyttan to convene a shareholders meeting to change the composition of Riddarhyttan's board of directors," said Sean Boyd, President and Chief Executive Officer of Agnico-Eagle. "Due to Riddarhyttan's liquidity issues and in order to pursue an aggressive exploration and development program on the Suurikuusikko property, approval may be sought of Riddarhyttan shareholders for a rights issuance," added Mr. Boyd.

        Agnico-Eagle previously announced a recommended exchange offer of 0.1137 shares of Agnico-Eagle for each outstanding share of Riddarhyttan not currently owned by Agnico-Eagle. The Board of Directors of Riddarhyttan unanimously recommended that Riddarhyttan shareholders accept this offer. Based upon the $14.90 closing price of Agnico-Eagle on the New York Stock Exchange and exchange rates on September 23, 2005, the offer is worth SEK 13.19 per Riddarhyttan share. On May 11, 2005, the last trading day before the announcement of the offer, the closing price per Riddarhyttan share on the Stockholm Stock Exchange was SEK 8.05.

        45,504,257 shares of Riddarhyttan have been tendered to the offer, representing 43.0% of the outstanding shares and voting rights of Riddarhyttan. Together with the 14,763,669 shares currently owned by Agnico-Eagle, representing 14.0% of the outstanding shares and voting rights of Riddarhyttan, this represents an aggregate of 60,267,926 shares, or approximately 57.0% of the outstanding shares and voting rights of Riddarhyttan.

        Provided that all conditions of the offer, as modified in this press release, are satisfied, settlement is expected to commence on or about October 18, 2005.

        Riddarhyttan shareholders who have questions about the offer should contact Enskilda Securities, Nybrokajen 5, 103 36 Stockholm, Sweden, +46 8 52 22 95 00 or SEB, Issues & Part-ownership Programmes, Rissneleden 110, 106 40 Stockholm, Sweden, +46 8 639 2750.

U.S. Information

        Agnico-Eagle has filed with the SEC a registration statement on Form F-4 containing an offer document regarding the offer. This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Riddarhyttan or Agnico-Eagle to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended). The offer will be made to those persons solely under the offer document that is part of the registration statement. Investors and stockholders are advised to read the offer document and other documents relating to the offer carefully because they include important information regarding the offer. Investors and stockholders may obtain a free copy of the offer document and certain other documents relating to the offer from the SEC's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Agnico-Eagle. YOU SHOULD READ THE OFFER DOCUMENT AND OTHER DOCUMENTS RELATING TO THE OFFER CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

UK Information

        This press release has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB. Citigroup Global Markets Limited is acting for Agnico-Eagle and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Offer.

Forward-Looking Statements

        Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. In this news release, the words "anticipate", "expect", "estimate", "forecast", "plan" and similar words and expressions are intended to identify forward-looking statements. Such statements, including statements relating to the timing, completion and settlement of the offer and proposals to be submitted to a Riddarhyttan shareholders meeting if Agnico-Eagle acquires a majority of the outstanding shares of Riddarhyttan, reflect Agnico-Eagle's views at this time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those discussed under the heading "Risk Factors" in the offer document filed as part of the Registration Statement on Form F-4 and in Agnico-Eagle's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2004. Agnico-Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

About Agnico-Eagle

        Agnico-Eagle is a long-established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in Canada, the United States and Mexico. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

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AGNICO-EAGLE TO TAKE UP SHARES AT END OF RIDDARHYTTAN BID EXTENSION TO OCTOBER 11, 2005; AMENDS MINIMUM CONDITION TO 50.1%